UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 12, 2015

Fidelity National Information Services, Inc.

(Exact name of Registrant as Specified in its Charter)

1-16427

(Commission

File Number)

Georgia	37-1490331
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Addresses of Principal Executive Offices)

(904) 854-5000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On August 12, 2015, Fidelity National Information Services, Inc., a Georgia corporation (“FIS” ) and SunGard, a Delaware corporation (“SunGard”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 12, 2015, by and among SunGard, SunGard Capital Corp. II, a Delaware corporation and wholly owned subsidiary of SunGard (“SCCII”), FIS and certain wholly owned subsidiaries of FIS, pursuant to which FIS will acquire SunGard, on the terms and subject to the conditions set forth in the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The following additional written communications related to the Mergers are also being filed herewith:

•	slide presentation provided to FIS’s industry analysts and investors on August 12, 2015, attached hereto as Exhibit 99.2 and incorporated herein by reference;

•	a letter from Gary A. Norcross, Chief Executive Officer and President of FIS, sent to employees of FIS on August 12, 2015, attached hereto as Exhibit 99.3 and incorporated herein by reference;

•	a letter from Gary A. Norcross, Chief Executive Officer and President of FIS, sent to senior managers of FIS on August 12, 2015, attached hereto as Exhibit 99.4 and incorporated herein by reference; and

•	a form of letter from Gary A. Norcross, Chief Executive Officer and President of FIS, sent to clients of FIS on August 12, 2015, attached hereto as Exhibit 99.5 and incorporated herein by reference.

Forward-looking Statements

This Form 8-K may contain statements, estimates or projections that constitute “forward-looking statements” pursuant to the safe harbor provisions of the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from FIS’s historical experience and FIS’s present expectations or projections. These risks include, but are not limited to, changes in general economic, business and political conditions, developmental and conversion delays or disruptions inherent with new software products and technology, and risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in or new laws or regulations affecting the banking, retail and financial services industries, the risk that the transaction described herein will not be completed or will not provide the expected benefits, or that FIS will not be able to achieve the synergies anticipated, changes in the growth rates of the markets for FIS solutions, and other risks detailed in FIS’s filings with the SEC, including the “Risk Factors” section of FIS’s Annual Report on Form 10-K for the year ended December 31, 2014, and subsequent Securities and Exchange Commission (“SEC”) filings. Investors and securityholders should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FIS undertakes no obligation to publicly update or revise any forward-looking statements.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. STOCKHOLDERS OF SUNGARD ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Such documents are not currently available. Investors and securityholders may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated August 12, 2015

99.2	Slide Presentation, dated August 12, 2015

99.3	Letter to Employees, dated August 12, 2015

99.4	Letter to Senior Managers, dated August 12, 2015

99.5	Form of Letter to FIS Clients, dated August 12, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.

Date: August 12, 2015	By:	/s/ Marc M. Mayo
		Name:	Marc M. Mayo
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 12, 2015

99.2	Slide Presentation, dated August 12, 2015

99.3	Letter to Employees, dated August 12, 2015

99.4	Letter to Senior Managers, dated August 12, 2015

99.5	Form of Letter to FIS Customers, dated August 12, 2015